Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

(in thousands of dollars, except for ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2007	2008	2009	2010	2011	2012
Earnings:
Net income (loss)	$49,126	$(15,842)	$(22,023)	$3,892	$71,122	$(8,795)
Add: Combined fixed charges and preference dividends	1,073	1,549	1,499	1,092	669	124
Earnings as defined	$50,199	$(14,293)	$(20,524)	$4,984	$71,791	$(8,671)

Fixed Charges:
Interest expense	$—	$555	$1,001	$572	$133	$—
Estimated interest component of rent	388	453	498	520	536	124
Total fixed charges	$388	$1,008	$1,499	$1,092	$669	$124

Combined fixed charges and preference dividends:
Interest expense	$—	$555	$1,001	$572	$133	$—
Estimated interest component of rent	388	453	498	520	536	124
Deemed dividend	685	541	—	—	—	—
Total combined fixed charges and preference dividends	$1,073	$1,549	$1,499	$1,092	$669	$124

Ratio of earnings to fixed charges	129.4	—	—	4.6	107.3	—
Ratio of earnings to combined fixed charges and preference dividends	46.8	—	—	4.6	107.3	—

For purposes of computing these ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends, fixed charges consist of interest expense and an estimated interest component of rent, and combined fixed charges and preference dividends consist of fixed charges and deemed dividends on our Series A Preferred Stock and related warrant. Earnings consist of net income (loss) applicable to common stock shareholders before income taxes plus combined fixed charges and preference dividends. Earnings were insufficient to cover combined fixed charges and preference dividends by $15.8 million in 2008, $22.0 million in 2009, and $8.8 million for the three months ended March 31, 2012.